

Andy Kaminski · 3rd

Runner City

Austin, Texas, United States · **Contact info**

500+ connections

 Runner City

Experience



Founder | CEO

Runner City · Self-employed

Oct 2021 – Present · 2 mos

Austin, Texas, United States

Eliminating the dependency of fee gouging delivery apps, I am happy to announce we have raised $350,000 to launch a community based gig listing app to help empower our locals.



WE'LL RUN ANYTHING.



Founder | CEO

ChefStir

Jul 2015 – Mar 2020 · 4 yrs 9 mos

Austin, Tx

www.chefstir.com



ChefStir | Connecting Adventurous Eaters t...

Mobile Application Marketing Manager

Doublz

Sep 2015 – Dec 2015 · 4 mos

*Assist in the development of the strategy for and execute app download paid advertising campaigns to drive customer acquisition within budget and efficiency targets.
*Work with design/creative teams and/or marketing agencies to develop creative assets and strong ad copy for mobile marketing campaigns.   ...see more



Owner

Superhuman Bean (Coffee Shop & Cafe)

Jan 2014 – Aug 2015 · 1 yr 8 mos

Austin, TX

Owner/Investor



Superhuman Bean



Field Marketing Manager

GMR Marketing

Jun 2014 – Jan 2015 · 8 mos

Austin, TX

Analyzed market and industry conditions continuously. Managed schedule to appropriately meet or exceed market performance goals and adapt to market conditions.
Assisted in recruiting, interviews and hiring potential Team Member candidates that meet the superior qualities and characteristics required by the program. Reported all hiring c ...see more

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